UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: June 8, 2016

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Cumberland House

5th Floor, 1 Victoria Street,

Hamilton, HM11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐             No ☒

Item 1—Information Contained in this Form 6-K Report

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release announcing the pricing of the public offering of common stock of Ardmore Shipping Corporation.

Item 6—Exhibits

The following exhibit is filed as part of this Report:

99.1	Press Release, dated June 8, 2016, announcing the pricing of the public offering of common stock of Ardmore Shipping Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: June 8, 2016

	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary